UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

RANPAK HOLDINGS CORP.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock

(Title of Class of Securities)

75321W103

(CUSIP Number of Class of Securities)

Michele Smolin

General Counsel

7990 Auburn Road

Concord Township, OH 44077 (440) 354-4445

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

John Meade

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,592,472	$4,619.90

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Ranpak Holding Corp. (the “Company”) is offering holders of a total of 20,108,741 warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”), outstanding as of July 31, 2020 the opportunity to exchange such warrants and receive 0.22 shares of Class A common stock in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the warrants as reported on New York Stock Exchange on July 31, 2020, which was $1.77 per warrant.
(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,791.91	Filing Party: Ranpak Holdings Corp.
Form or Registration No.: Form S-4	Date Filed: August 6, 2020

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Ranpak Holdings Corp., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”), to receive 0.22 shares of Class A common stock in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated August 6, 2020 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the public warrants (as defined below) and the forward purchase warrants (as defined below) (together, the “consent warrants”) to amend the Warrant Agreement (the “Warrant Amendment”), dated as of January 17, 2018, by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.198 shares of Class A common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the outstanding public warrants and 65% of the outstanding forward purchase warrants. Upon effectiveness of a registration statement covering the resale of the forward purchase warrants and the shares of Class A and/or Class C common stock underlying such forward purchase warrants, the public warrants and forward purchase warrants will vote together as a single class on all matters submitted to a vote of the holders of the warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and Address. The name of the issuer is Ranpak Holdings Corp. The Company’s principal executive offices are located at 7990 Auburn Road, Concord Township, OH 44077, and its telephone number at such offices is (440) 354-4445.

(b)  Securities. The subject securities include the warrants that were issued in connection with our IPO consummated on January 22, 2018 (the “public warrants”), the warrants that were issued pursuant to certain forward purchase agreements (the “forward purchase warrants”) and the warrants that were issued pursuant to certain subscription agreements (the “private placement warrants”), each in connection with the closing of the business combination. Each warrant entitles the holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment.

As of July 31, 2020, 20,108,741 warrants were outstanding.

(c)  Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of August 6, 2020 are listed in the table below.

Name	Position

Omar M. Asali	Chairman and Chief Executive Officer (principal executive officer)

William Drew	Interim Chief Financial Officer (principal financial and accounting officer)

Thomas F. Corley	Director

Michael Gliedman	Director

Michael A. Jones	Director

Robert C. King	Director

Steve Kovach	Director

Salil Seshadri	Director

Alicia Tranen	Director

Kurt Zumwalt	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)  Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)  Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Transactions and Agreements Concerning Our Securities” and “Description of Capital Stock” is incorporated herein by reference. The information set forth in the section of entitled “Certain Relationships and Related Party Transactions” in our definitive proxy statement on Schedule 14A, filed with the SEC by the Company on April 14, 2020 (the “Proxy Statement”).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation— Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)  Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)  Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the New York Stock Exchange; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation— Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)  Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)  Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Market Information, Dividends and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)  Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)  The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and in the Proxy Statement entitled “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2)  The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated August 6, 2020 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-38348) filed by the Company on August 6, 2020).

(b)	Not applicable

(d)(i)	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(ii)	Bylaws of the Company (incorporated by reference to Exhibit 4.1 of the Form 8- K (File No. 001-338348) filed by the Company on June 6, 2019).

(d)(iii)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 of the Form S-3, as amended (File No. 333-232105) filed by the Company on July 26, 2019).

(d)(iv)	Form of Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-220956) filed by the Company on January 5, 2018).

(d)(v)	Warrant Agreement, dated January 17, 2018, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-38348), filed by the Company on January 22, 2018).

(d)(vi)	Warrant Exchange Agreement, dated March 27, 2019, among the Company and the Investors (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on March 28, 2019).

(d)(vii)	Form of Warrant (incorporated by reference to Exhibit 4.4 of the Form 8-K (File No. 001-38348) filed by the Company on January 22, 2018).

(d)(viii)	Offer Letter dated April 7, 2019 by and between Ranpak Corp. and Trent Meyerhoefer (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on April 15, 2019).

(d)(ix)	Severance and Non-Competition Agreement dated April 7, 2019 by and between Ranpak Corp. and Trent Meyerhoefer (incorporated by reference to Exhibit 10.2 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on April 15, 2019).

(d)(x)	Letter Agreement, dated April 7, 2019, by and between One Madison Corporation and Trent Meyerhoefer (incorporated by reference to Exhibit 10.3 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on April 15, 2019).

(d)(xi)	Second Amendment, dated May 13, 2019, to the Securities Subscription Agreement, dated July 18, 2017, as amended on December 1, 2017, by and between One Madison Corporation and One Madison Group, LLC (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on May 15, 2019).

(d)(xii)	Anchor Earnout Agreement, dated May 13, 2019, by and between One Madison Corporation and certain anchor investors (incorporated by reference to Exhibit 10.2 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on May 15, 2019).

(d)(xiii)	Consent of Holders of Class B Shares, dated May 13, 2019, among certain holders of Class B Shares (incorporated by reference to Exhibit 10.3 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on May 15, 2019).

(d)(xiv)	Offer Letter Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Omar Asali (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xv)	Offer Letter Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Michael A. Jones (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xvi)	Form of Performance Restricted Stock Unit Award Agreement for named executive officers (incorporated by reference to Exhibit 10.4 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on June 6, 2019).

(d)(xvii)	Offer Letter dated April 7, 2019 by and between Ranpak Corp. and Trent Meyerhoefer (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on April 15, 2019).

(d)(xviii)	Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on June 6, 2019).

(d)(xix)	Form of Award Agreement for named executive officers (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xx)	Form of Award Agreement for Director RSUs (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xxi)	Performance Restricted Stock Unit Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Trent Meyerhoefer – Vesting of PRSUs (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xxii)	Performance Restricted Stock Unit Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Trent Meyerhoefer – Vesting of RSUs (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xxiii)	Severance and Non-Competition Agreement with Ranpak Corp., dated May 26, 2015, by and between Ranpak Corp. and J. Mark Borseth (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on June 6, 2019).

(d)(xxiv)	Amendment to Severance and Non-Competition Agreement, dated May 26, 2015, by and between Ranpak Corp. and J. Mark Borseth (incorporated by reference to Exhibit 10.9 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on June 6, 2019).

(d)(xxv)	Ranpak Holdings Corp. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 of Ranpak’s Form S-8 (No. 333-233154), filed with the SEC on August 8, 2019).

(d)(xxvi)	Separation Agreement by and between the Company and J. Mark Borseth dated August 9, 2019 (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on August 13, 2019).

(d)(xxvii)	Amendment No. 1 to the First Lien Credit Agreement, dated February 14, 2020 among Ranger Packaging LLC, Ranpak B.V., Ranger Pledgor LLC and Goldman Sachs Lending Partners LLC (incorporated by reference to Exhibit 10.1 of Ranpak’s Form 8-K (No. 001-38348), filed with the SEC on February 19, 2020).

(d)(xxviii)	Offer Letter Agreement, dated October 11, 2018, by and between Ranpak Corp. and Michele Smolin (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxix)	Severance and Non-Competition Agreement, dated October 29, 2018, by and between Ranpak Corp. and Michele Smolin (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxx)	Severance and Non-Competition Agreement, dated November 1, 2015, by and between Ranpak Corp. and Antonio Grassotti (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxxi)	Offer Letter Agreement, dated May 26, 2009, by and between Ranpak B.V. and Eric J.M. Laurensse (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxxii)	Form of Alternate Time-Vesting Restricted Stock Unit Agreement (incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020).

(d)(xxxiii)	Separation Agreement with Ranpak Corp., dated May 6, 2020, by and between the Company and Trent M. Meyerhoefer (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on May 11, 2020).

(d)(xxxiv)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

(d)(xxxv)	Registration Rights Agreement, dated January 17, 2018, by and between One Madison Corporation and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-38348) filed by the Company on January 22, 2018).

(d)(xxxvi)	Tender and Support Agreement, dated as of August 6, 2020, by and among Ranpak Holdings Corp., ArrowMark Colorado Holdings LLC and Riverview Group LLC (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020)

(d)(xxxvii)	Tender and Support Agreement, dated as of August 6, 2020, by and among Ranpak Holdings Corp., Omar Asali, Pershing LLC CUST FBO Omar Asali - IRA Rollover Account, William Drew, Salil Seshadri, SFT (Delaware) Management LLC, and Vivoli Holdings LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020)

(d)(xxxviii)	Tender and Support Agreement, dated as of August 6, 2020, by and between Ranpak Holdings Corp. and JS Capital LLC (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020)

(d)(xxxix)	Tender and Support Agreement, dated as of August 6, 2020, by and between Ranpak Holdings Corp. and Soros Capital LLC (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020)

(g)	Not applicable

(h)	Tax Opinion of Davis Polk & Wardwell LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 6, 2020).

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RANPAK HOLDINGS CORP.

By:	/s/ William Drew
William Drew
Interim Chief Financial Officer

Dated: August 6, 2020